EXHIBIT 99.2

DATED: August 6, 2004


THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST

Term Sheet for Going Private Transaction

Transaction

Acquisition (the "Transaction") by a corporation
(the "Purchaser") formed by The Lawrence Weissberg
Revocable Living Trust (the "Trust") and certain others who might join the Trust in the Transaction1 of all the outstanding shares of Class A Common
Stock ("Class A Stock") and Class B Common Stock
("Class B Stock") of Dover Investments Corporation, a Delaware corporation ("Dover"), not owned by the Purchaser (the "Public Shares").

Transaction Structure

The Transaction would consist of two steps:

(1) Initially, Purchaser, through a newly formed subsidiary corporation ("Newco"), would make a cash tender offer (the "Offer") for all the outstanding
Public Shares.

(2) Immediately following consummation of the Offer and purchase by Newco of tendered Public Shares, Newco would merge with and into Dover, with Dover as the surviving corporation of this merger
(the "Merger"). (Depending upon further tax and financial analysis by Purchaser, Newco might become the surviving corporation of the Merger.) Purchaser and Newco will expressly undertake (in the Offer documents filed with the Securities and Exchange
Commission and sent to the stockholders of Dover) to complete the Merger promptly if the Offer is consummated and would further undertake therein to cash-out shares in the Merger at the same per share price as that paid by Newco for shares purchased by it in the Offer.

Consideration

Newco will pay $30.50 per share in cash for the Public
Shares accepted for purchase in the Offer. The surviving corporation of the Merger will pay $30.50 per share for shares cashed-out in the Merger.

Time Periods

The Offer will be held open until 5:00 p.m., P.S.T., on the 21st business day following commencement of the Offer, unless extended. The Merger would be effected as soon as practicable following consummation of the Offer.

Conditions

The Offer will be conditioned upon the following conditions together with other conditions customary for a transaction of this kind:


(a) There being validly tendered and not withdrawn at the expiration of the Offer a majority of the outstanding
Public Shares of each class of common stock of Dover
(for purposes of this condition, shares tendered by any director or employee of Dover will not be considered
"Public Shares"). Purchaser and Newco will expressly undertake (in the Offer documents filed with the Securities and Exchange Commission and sent to the stockholders of Dover) not to waive or modify this condition.


(b) There being validly tendered and not withdrawn at the expiration of the Offer such number of Public Shares so that, immediately following consummation of the Offer, Newco will own 95% of each of the outstanding Class A
Stock (on a fully diluted basis) and the outstanding
Class B Stock (on a fully diluted basis). Newco will reserve the right to reduce this percentage threshold as low as 90%.


(c) Developments in the two currently pending lawsuits which the Trust determines, in sole discretion, are adverse to the Trust, Purchaser, Newco, Dover or the Transaction or which lead the Trust otherwise to conclude, in its sole discretion, that completion of the Transaction is inadvisable.


(d) The absence of any other action, suit, proceeding
(judicial, administrative or regulatory) or investigation, or any threatened action, suit, proceeding or investigation relating to the Trust, Purchaser, Newco, Dover or the Transaction. (This condition shall not pertain to any litigation currently pending against Dover.)


(e) The absence of any judgment, order or injunction relating to the Trust, Purchaser, Newco, Dover or the Transaction.


(f) A decision by the special committee of the Board of Directors of Dover formed to evaluate the proposed
Transaction (the "Special Committee") to oppose the
Transaction or otherwise modify its neutral position in a manner which leads the Trust to conclude, in its sole discretion, that completion of the Transaction is inadvisable.

Financing

Neither the Offer nor the Merger will be conditioned upon financing. Newco anticipates using Dover's cash on hand to pay for shares tendered in the Offer and cashed-out in the Merger.

Expenses

The Trust will request that the Board of Directors and/or the Special Committee authorize the Company to reimburse the Trust for its Transaction related expenses.


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This communication is for informational purposes only.  It
does not constitute a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). If the Lawrence Weissberg Revocable Living Trust (the "Trust") commences a tender offer in accordance with the rules and regulations of the SEC, the Trust will file a tender offer statement on Schedule TO as required by such rules and regulations. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE THIS STATEMENT WHEN
IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of this statement (when available) and other documents filed by the Trust or the Company with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/ recommendation statement, once available, and other filings by the Company with the SEC may also be obtained by directing a request to the Dover Investments Corporation, 100 Spear Street, Suite 520, California 94105,
Attention:  Erika Kleczek, Telephone:  (415) 777-0414.